SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

EQGP Holdings, LP

(Name of Issuer)

Equitrans Midstream Corporation

(Name of Person Filing Statement)

Common Units representing limited partner interests

(Title of Class of Securities)

26885J103

(CUSIP Numbers of Class of Securities)

Kirk R. Oliver

Senior Vice President and Chief Financial Officer

625 Liberty Avenue, Suite 2000

Pittsburgh, PA 15222

(412) 395-2688

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

Joshua Davidson

Mike L. Bengtson

Mollie H. Duckworth

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002-4995

(713) 229-1234

This statement is filed in connection with (check the appropriate box):

☐ a.                       The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐ b.                       The filing of a registration statement under the Securities Act of 1933.

☐ c.                        A tender offer.

☒ d.                     None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$529,234,160	$64,144

*                 Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding common units representing limited partner interests (the EQGP Common Units) of EQGP Holdings, LP (EQGP) not owned by Equitrans Midstream Corporation (ETRN) and its affiliates at a purchase price of $20.00 per EQGP Common Unit, net to the seller in cash. On November 29, 2018, 302,470,474 EQGP Common Units were outstanding, of which 276,008,766 were owned by ETRN and its affiliates. Accordingly, this calculation assumes the purchase of 26,461,708 EQGP Common Units, the maximum number of EQGP Common Units that may be acquired in the transactions.

+                 The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2019 issued by the Securities and Exchange Commission, equals $121.20 per million dollars of the transaction value.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $64,144

Filing party: Equitrans Midstream Corporation

Form or registration No.: SC 13E-3

Date filed: November 30, 2018

This transaction has not been approved or disapproved by the United States Securities Exchange Commission (the SEC) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in the document. Any representation to the contrary is unlawful.

This Amendment No. 2 (this Amendment No. 2) amends and supplements the Transaction Statement on Schedule 13E-3 originally filed on November 30, 2018, as amended and supplemented by Amendment No. 1 filed on December 11, 2018 (as amended, the Transaction Statement), by Equitrans Midstream Corporation, a Pennsylvania corporation (ETRN). All capitalized terms used in this Amendment No. 2 have the meanings ascribed to them in the Transaction Statement.

Except as otherwise set forth below, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Amendment No. 2.

This Transaction Statement relates to the execution of, and closings (the Closings) of the transactions contemplated by, (a) a Unit Purchase Agreement, dated November 29, 2018, among ETRN and funds managed by Neuberger Berman Investment Adviser LP (Neuberger Berman), whereby ETRN acquired 5,201,864 common units representing limited partner interests (EQGP Common Units) in EQGP Holdings, LP, a Delaware limited partnership (EQGP), from Neuberger Berman for $20.00 per EQGP Common Unit (the Purchase Price), (b) a Unit Purchase Agreement, dated November 29, 2018, among ETRN and funds managed by Goldman Sachs Asset Management, L.P. (GSAM), whereby ETRN acquired 1,865,020 EQGP Common Units from GSAM for the Purchase Price, (c) a Unit Purchase Agreement, dated November 29, 2018, among ETRN and funds managed by Cushing Asset Management, LP (Cushing), whereby ETRN acquired 920,130 EQGP Common Units from Cushing for the Purchase Price, (d) a Unit Purchase Agreement, dated November 29, 2018, among ETRN and funds managed by Kayne Anderson Capital Advisors, L.P. (Kayne Anderson), whereby ETRN acquired 1,200,674 EQGP Common Units from Kayne Anderson for the Purchase Price and (e) a Unit Purchase Agreement, dated November 29, 2018, by and between ETRN and ZP Energy Fund, L.P. (Zimmer, and collectively with Neuberger Berman, GSAM, Cushing and Kayne Anderson, the Selling Unitholders), whereby ETRN acquired 5,372,593 EQGP Common Units from Zimmer for the Purchase Price (collectively, the Unit Purchases, and such agreements, the Unit Purchase Agreements). Each Closing occurred at or about 9:00 a.m., Eastern Time, on December 31, 2018. In addition, additional Closings occurred on January 2, 2019 and January 3, 2019, pursuant to which ETRN acquired an additional 640,840 EQGP Common Units from Neuberger Berman for the Purchase Price and an additional 163,300 EQGP Common Units from Kayne Anderson for the Purchase Price. The aggregate consideration paid by ETRN pursuant to the Unit Purchase Agreements was $307,288,420.

Immediately prior to the Closings, there were 302,470,474 outstanding EQGP Common Units, and ETRN and its affiliates owned 276,008,766 of such EQGP Common Units, representing an approximate 91.3% limited partner interest in EQGP. For purposes of calculating the number of EQGP Common Units owned by ETRN and its affiliates, directors and officers of ETRN and EQGP are deemed not to be “affiliates.” Following the Closings, ETRN and its affiliates now own 291,373,187 EQGP Common Units representing approximately 96.3% of the outstanding EQGP Common Units. Following the initial Closings on December 31, 2018, ETRN, on that date, exercised the limited call right (the Limited Call Right) provided for in Section 15.1(a) of the Second Amended and Restated Agreement of Limited Partnership of EQGP, dated as of October 12, 2018 (as may be amended from time to time, the EQGP Partnership Agreement), to purchase all remaining outstanding EQGP Common Units (other than EQGP Common Units owned by ETRN and its affiliates, including those acquired in the Unit Purchases) at a price per EQGP Common Unit of $20.00. Upon the consummation of the Limited Call Right, expected to occur on or about January 10, 2019, ETRN and its affiliates will own all the outstanding EQGP Common Units.

The Unit Purchases and exercise of the Limited Call Right are referred to in this Transaction Statement as the “Transactions.”

The items of the Transaction Statement set forth below are hereby amended and supplemented as follows:

Items 1 through 9, 11, and 13 through 15.

Each initial Closing occurred at or about 9:00 a.m., Eastern Time, on December 31, 2018, with additional Closings for an aggregate of 804,140 EQGP Common Units occurring on January 2, 2019 and January 3, 2019.  Following the Closings, ETRN and its affiliates now own 291,373,187 EQGP Common Units representing approximately 96.3% of the outstanding EQGP Common Units.

On December 31, 2018, ETRN exercised its Limited Call Right pursuant to Section 15.1(a) of the EQGP Partnership Agreement to purchase all of the remaining EQGP Common Units that remained outstanding after the Closings. ETRN has caused American Stock Transfer & Trust Company, LLC, in its capacity as paying agent for EQGP, to mail to each unitholder of record as of December 31, 2018 a notice of ETRN’s election to purchase such EQGP Common Units pursuant to Section 15.1(a) of the EQGP Partnership Agreement, and such holder will receive, for each EQGP Common Unit, the price paid by ETRN for the EQGP Common Units in the Unit Purchases upon the consummation of the Limited Call Right.

Upon the consummation of the Limited Call Right, which is expected to occur on or about January 10, 2019, ETRN and its affiliates will own all of the economic interests of EQGP and will be entitled to all of the benefits resulting from those interests. In addition, as a result of the consummation of the Limited Call Right, the EQGP Common Units will cease to be listed on the New York Stock Exchange and will no longer be publicly traded.

In addition, Schedule A and Schedule B are hereby amended to remove information with respect to Charlene Petrelli, who has stepped down from her position with ETRN, effective December 13, 2018.

Item 10.  Source and Amount of Funds or Other Consideration.

The information set forth in the Disclosure Statement under “The Transactions—Source and Amount of Funds—The Term Facility” is hereby amended and supplemented as follows:

General. On December 31, 2018 (the Term Loan Closing Date as used herein), ETRN entered into a term loan credit agreement (the Term Loan Credit Agreement) with Goldman Sachs Bank USA, as administrative agent (the Term Loan Administrative Agent), ETRN, as borrower, PNC Bank, National Association, as collateral agent, and the lenders from time to time party thereto, providing for the senior secured Term Facility in an aggregate principal amount of $600 million.

Term loans under the Term Loan Credit Agreement (the Term Loans) were borrowed in full on the Term Loan Closing Date, and a portion of the proceeds of the Term Loans were used to fund the Unit Purchases as well as certain fees, costs and expenses in connection therewith and with the closing of the Term Loan Credit Agreement.  Proceeds of the Term Loans will also be used to fund the purchase of the EQGP Common Units pursuant to the exercise of the Limited Call Right and to pay fees, costs and expenses in connection therewith and may be used for other general corporate purposes.

Interest and Original Issue Discount. The interest rates applicable to borrowings under the Term Loan Credit Agreement are based on a fluctuating rate of interest measured by reference to either, at ETRN’s option, (i) an alternate base rate (defined as the greatest of (i) the prime rate, (ii) the federal funds effective rate plus 0.50% per annum and (iii) one-month London Interbank Offered Rate (LIBOR) plus 1.00% per annum), plus an applicable margin of 3.50% per annum, or (ii) LIBOR, plus an applicable margin of 4.50% per annum. The Term Loans were funded net of an original issue discount amount of 3.00%.

Prepayments. The Term Loan Credit Agreement requires ETRN to prepay outstanding Term Loans, subject to certain exceptions, with: (i) 100% of the net cash proceeds of non-ordinary course asset sales or other dispositions of assets (including certain insurance and condemnation events) by ETRN or any of the guarantor subsidiaries (described below); (ii) 100% of ETRN’s or a restricted subsidiary’s net cash proceeds from the issuance or incurrence of debt obligations for borrowed money not permitted under the Term Loan Credit Agreement and certain other debt obligations for borrowed money; and (iii) starting on March 31, 2019, a variable percentage of excess cash flow, ranging from 50% to 0% depending on ETRN’s consolidated net leverage ratio, within 10 business days after financial statements have been delivered in accordance with the Term Loan Credit Agreement each fiscal quarter; provided that the requirement to make such excess cash flow prepayments shall be suspended during the continuance of either of the following: (i) ETRN obtaining and maintaining an investment grade rating from two of S&P, Moody’s and Fitch, in each case with a stable or better outlook, or (ii) the Term Loans receiving and maintaining an investment grade rating from two of S&P, Moody’s and Fitch, in each case with a stable or better outlook. ETRN may voluntarily prepay outstanding loans under the Term Loan Credit Agreement at any time subject to customary “breakage” costs with respect to LIBOR loans and subject to a prepayment premium of 1.00% in connection with certain customary repricing events that may occur within 12 months after the Term Loan Closing Date.

Maturity. The Term Loans will mature on the date that is five years and one month after the Term Loan Closing Date. The Term Loan Credit Agreement provides that ETRN has the right at certain times to agree with the consenting lenders to extend the maturity date of the Term Loans made by such consenting lenders, subject to the terms and conditions set forth in the Term Loan Credit Agreement, but the lenders are under no obligation to agree to such extensions. The Term Loans will amortize in equal quarterly installments in an aggregate annual amount equal to 1.00% of the original principal amount of Term Loans under the Term Loan Credit Agreement with the balance payable on the maturity date.

Guarantee and Security. Pursuant to certain guaranty and security agreements, the Term Loans are guaranteed by ETRN’s direct and indirect, existing and future, wholly-owned domestic restricted subsidiaries, subject to certain exceptions and limitations, including the general partners of EQM Midstream Partners, LP (EQM) and EQGP.

The obligations in respect of the Term Loan Credit Agreement are secured on a pari passu first-priority (subject to certain permitted liens) basis, all in accordance with an intercreditor agreement among the Term Loan Administrative Agent and certain other parties and acknowledged by ETRN and the subsidiary guarantors, which intercreditor agreement was entered into on the Term Loan Closing Date. The collateral consists of substantially all of the assets of ETRN and the subsidiary guarantors, subject to certain exceptions and limitations, but including the limited partner interests of EQM and EQGP owned by ETRN and the subsidiary guarantors (the Collateral).

EQM and its subsidiaries are unrestricted subsidiaries under the Term Loan Credit Agreement and neither guarantors nor grantors of Collateral with respect the Term Loans.

Covenants. The Term Loan Credit Agreement contains a financial covenant that, beginning with the fiscal quarter ended on March 31, 2019, requires ETRN to comply with a minimum debt service coverage ratio of 1.10 to 1.00 at the end of each fiscal quarter, which covenant shall be suspended during the continuance of either of the following: (i) ETRN obtaining and maintaining an investment grade rating from two of S&P, Moody’s and Fitch, in each case with a stable or better outlook, or (ii) the Term Loans receiving and maintaining an investment grade rating from two of S&P, Moody’s and Fitch, in each case with a stable or better outlook. In addition, the Term Loan Credit Agreement includes negative covenants that, among other things and subject to certain exceptions, limit ETRN’s ability and the ability of its restricted subsidiaries to: (i) incur indebtedness or make guarantees of indebtedness; (ii) incur liens; (iii) make investments, loans and acquisitions; (iv) merge or consolidate; (v) sell assets and issue equity interests; (vi) pay dividends on capital stock or redeem, repurchase or retire capital stock (with exceptions including for distributions made with Cash Flow Available for Restricted Payments (as defined in the Term Loan Credit Agreement)); (vii) alter ETRN’s business; (viii) engage in transactions with ETRN’s affiliates; (ix) enter into agreements limiting subsidiary dividends and distributions (including EQM’s ability to enter into such agreements); and (x) enter into certain hedging transactions.  In addition to permitting the Unit Purchases and the exercise of the Limited Call Right, the Term Loan Credit Agreement permits, subject to limited conditions, the transactions contemplated by any definitive agreements related to the previously announced proposal that ETRN enter into a merger agreement with EQM, pursuant to which ETRN would exchange its incentive distribution rights and the economic general partner interest in EQM for EQM limited partner interests and a non-economic general partner interest in EQM.

Events of Default. The Term Loan Credit Agreement also contains certain customary representations and warranties, affirmative covenants and events of default (including, among others, an event of default upon a change of control). If an event of default occurs and is not cured or waived, the lenders under the Term Loan Credit Agreement are entitled to take various actions, including the acceleration of amounts due under the Term Loan Credit Agreement and all actions permitted to be taken by a secured creditor.

Incremental Facility. The Term Loan Credit Agreement provides that ETRN has the right at any time to request incremental term loans in an aggregate amount of up to $150.0 million minus the aggregate commitments under its revolving credit facility, as amended (or any other permitted pari passu revolving credit agreement then in effect), plus the amount of any voluntary prepayment in respect of the Term Loans.  The lenders under the Term Loan Credit Agreement are not under any obligation to provide any such incremental commitments or loans and any such addition of or increase in commitments or loans is subject to certain customary conditions precedent.

The foregoing description of the Term Loan Credit Agreement is not complete and is qualified in its entirety by reference to the full text of the Term Loan Credit Agreement, a copy of which is filed as Exhibit (b)(2), respectively, to this Transaction Statement, and incorporated herein by reference.

Item 16.  Exhibits.

Item 1016(a)-(d), (f) and (g) of Regulation M-A

Exhibit No.	Description
(a)(3)*	Disclosure Statement, dated December 11, 2018
(a)(5)*	Press Release, dated November 30, 2018, issued by ETRN
(a)(6)	Press Release, dated December 31, 2018, issued by ETRN (furnished as Exhibit 99.1 to Form 8-K filed by Equitrans Midstream Corporation on December 31, 2018 and incorporated herein by reference)
(b)(1)*	Commitment Letter, dated November 28, 2018, among Equitrans Midstream Corporation, Goldman Sachs Bank USA, Guggenheim Securities, LLC and certain other financing sources party thereto
(b)(2)

Credit Agreement, dated as of December 31, 2018, among Equitrans Midstream Corporation, Goldman Sachs Bank USA, as Administrative Agent and Initial Lender, PNC Bank, National Association, as Collateral Agent, and the other lenders from time to time party thereto (filed as Exhibit 10.1 to Form 8-K filed by Equitrans Midstream Corporation on December 31, 2018 and incorporated herein by reference)

(c)(1)*	Materials prepared by Guggenheim Securities LLC for the Board of Directors of Equitrans Midstream Corporation, dated November 17, 2018
(c)(2)*	Materials prepared by Guggenheim Securities LLC and Goldman Sachs & Co. LLC for the Board of Directors of Equitrans Midstream Corporation, dated November 24, 2018

Exhibit No.	Description
(d)(1)*

Second Amended and Restated Agreement of Limited Partnership of EQGP Holdings, LP, dated as of October 12, 2018 (filed as Exhibit 10.1 to Form 8-K filed by EQGP Holdings, LP on October 15, 2018 and incorporated herein by reference)

(d)(2)*

Revolving Credit Agreement, dated as of October 31, 2018, by and among Equitrans Midstream Corporation, PNC Bank, National Association, as administrative agent, swing line lender and L/C issuer, and the other lenders party thereto (filed as Exhibit 10.1 to Form 8-K filed by Equitrans Midstream Corporation on October 31, 2018 and incorporated herein by reference)

(d)(3)*

Separation and Distribution Agreement, dated as of November 12, 2018, by and among EQT Corporation, Equitrans Midstream Corporation and, solely for certain limited purposes therein, EQT Production Company (filed as Exhibit 2.1 to Form 8-K filed by Equitrans Midstream Corporation on November 13, 2018 and incorporated herein by reference)

(d)(4)*

Working Capital Loan Agreement, dated as of November 13, 2018, between Equitrans Midstream Corporation and EQGP Holdings, LP (filed as Exhibit 10.4 to Form 8-K filed by Equitrans Midstream Corporation on November 13, 2018 and incorporated herein by reference)

(d)(5)*

Omnibus Agreement, dated as of November 13, 2018, by and among Equitrans Midstream Corporation, EQGP Holdings, LP, EQGP Services, LLC and for certain limited purposes EQM Midstream Partners, LP (filed as Exhibit 10.1 to Form 8-K filed by Equitrans Midstream Corporation on November 13, 2018 and incorporated herein by reference)

(d)(6)*

Omnibus Agreement, dated as of November 13, 2018, by and among Equitrans Midstream Corporation, EQM Midstream Partners, LP and EQM Midstream Services, LLC (filed as Exhibit 10.2 to Form 8-K filed by Equitrans Midstream Corporation on November 13, 2018 and incorporated herein by reference)

(d)(7)*

Secondment Agreement, dated as of November 13, 2018, by and among Equitrans Midstream Corporation, EQM Midstream Partners, LP and EQM Midstream Services, LLC (filed as Exhibit 10.3 to Form 8-K filed by Equitrans Midstream Corporation on November 13, 2018 and incorporated herein by reference)

(d)(8)*	Unit Purchase Agreement, dated November 29, 2018, among Equitrans Midstream Corporation and funds managed by Neuberger Berman Investment Adviser LP
(d)(9)*	Unit Purchase Agreement, dated November 29, 2018, among Equitrans Midstream Corporation and funds managed by Goldman Sachs Asset Management, L.P.
(d)(10)*	Unit Purchase Agreement, dated November 29, 2018, among Equitrans Midstream Corporation and funds managed by Cushing Asset Management, LP
(d)(11)*	Unit Purchase Agreement, dated November 29, 2018, among Equitrans Midstream Corporation and funds managed by Kayne Anderson Capital Advisors, L.P.
(d)(12)*	Unit Purchase Agreement, dated November 29, 2018, by and between Equitrans Midstream Corporation and ZP Energy Fund, L.P.
(d)(13)

First Amendment to Credit Agreement, dated as of December 31, 2018, by and among Equitrans Midstream Corporation, the lender parties thereto, and PNC Bank, National Association, as Administrative Agent (filed as Exhibit 10.2 to Form 8-K filed by Equitrans Midstream Corporation on December 31, 2018 and incorporated herein by reference)

(f)	None
(g)	None

*                                         Filed previously.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2019

EQUITRANS MIDSTREAM CORPORATION

By:	/s/ KIRK R. OLIVER
	Name:	Kirk R. Oliver
	Title:	Senior Vice President and Chief Financial Officer